UNITED STATES
SECUR

ANI

21001403

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SEC FILE NUMBER
8-66515

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PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington, DC

REPORT FOR THE PERIOD BEGINNING 12/01/19 AND ENDING 11/30/20
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

590 Madison Avenue, 21st floor
(No. and Street)

New York | New York | 10
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher J Carroll (646) 770-0852 x103
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165 | Northridge | CA | 91324
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Christopher J Carroll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Agency Desk, LLC, as of November 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VERONICA A PEREZ
Notary Public – State of New York
NO. 01PE6290642
Qualified in Queens County
My Commission Expires Dec 14, 2021

Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of New York
County of Queens
Subscribed and sworn to (or affirmed) before me on this 19 day of January, 2021 by Christopher J Carroll proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

VERONICA A PEREZ
Notary Public – State of New York
NO. 01PE6290642
Qualified in Queens County
My Commission Expires Dec 14, 2021

AGENCY DESK, LLC

STATEMENT OF FINANCIAL CONDITION

Pursuant to Rule 17a-5d

November 30, 2020

Public Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Agency Desk, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Agency Desk, LLC (the "Company") as of November 30, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of November 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
January 23, 2021

AGENCY DESK, LLC
STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2020

ASSETS

Cash	$	368,907
Other Assets		115
TOTAL ASSETS	$	369,022

LIABILITIES AND MEMBER'S CAPITAL

Other Liabilities	$	29,071
TOTAL LIABILITIES	$	29,071
Member's Capital	$	339,951
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	369,022

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Agency Desk, LLC (the "Company") was organized in the State of Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), Cboe BZX Exchange, Inc. ("BZX"), and the Securities Investors Protection Corporation ("SIPC"). The Company provides an extensive suite of all Field Programmable Gate Array (FPGA) based financial ecosystem and trading platform services. More specifically, the Company supports and advises institutional clients with agency algorithmic execution services, real time and ex post transaction cost analysis services. Further, the Company delivers smart order routing (SOR) services, ultralow latency high frequency FPGA based distributed micro algorithms services, FPGA based Direct Market Access (DMA) solutions, FPGA based market data, FPGA based15c3-5 Risk Gateways and a full suite of algorithm simulation, testing, and certification environments.

The managing member ("Managing Member") is Christopher Carroll.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The books and records of the Company are kept on the accrual basis and follow trade-date accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Management uses estimates and assumptions in preparing financial statements in accordance with GAAP. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and related revenue and expenses. Actual results could vary from these estimates.

Interest income is recognized over time on a basis that takes into account the effective yield on the cash and financial instruments held at financial institutions.

The Company shares office space with an affiliate under an expense sharing agreement which is cancelable with reasonable notice. This agreement is not subject to ASC 842, Leases.

Revenue Recognition

The Company earns Commission revenues from institutional clients utilizing its algorithmic trading ecosystem, in accordance with the terms of its customer agreements. These agreements are renewable annually or biannually. Typically, billings consist of initial nonrecurring costs billed at inception; a monthly fixed base amount, and a monthly variable amount based on utilization. The Company recognizes revenues as billed, which corresponds to the completion of its performance obligations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Technology Expenses

The Company has rights to the technology, hardware IP, and other related software, technology equipment, telecommunication networks, market data and colocation services that comprise the algorithmic trading ecosystem under an agreement renewable annually. See Note 7. The associated costs are recorded and paid monthly, which corresponds to their utilization.

NOTE 3 - INCOME TAXES

The Company operates as a limited liability company treated as a disregarded entity for tax purposes. Accordingly, all tax effects of the Company's income or loss are passed through to the member and no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is required to file income tax returns in state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of November 30, 2020, the state taxing authorities have not proposed any adjustments to the Company's tax position.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed fifteen to one. At November 30, 2020, the Company had net capital of $339,836, which was $89,836 in excess of the required net capital of $250,000. The Company's net capital ratio was .09 to 1.

NOTE 5 - SIGNIFICANT GROUP CONCENTRATION OF CREDIT RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to a transaction to perform (counterparty risk) exceed the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the counterparties with which it conducts business.

During the course of the year ended November 30, 2020, the bank balances were in excess of the FDIC insurance limits.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company uses systems, software, and equipment that are under the control or ownership of an affiliated entities, Tradetone Technologies, LLC and Samurai E.C., LLC. The Company pays a fee for the usage of these items in amounts determined by the respected parties. For the year ended November 30, 2020, the Company paid its affiliates $1,440,000 for use provision of the platform services. As of November 30, 2020, $21,171 is due to Samurai E.C., LLC for these expenses.

On July 19th, 2019, the company entered into an Expense Sharing Agreement with an affiliate entity, Tradetone Technologies, LLC. Pursuant to the agreement, certain operational expenses which might otherwise have been paid and recorded by the Company, are paid for and recorded by the affiliated entity. During the year ended November 30, 2020, the affiliated entity paid certain de-minimus expenses, including occupancy, insurance and other general and administrative expenses. The Company has no obligation to reimburse the affiliated entity for these expenses.

It is possible that terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at November 30, 2020 or during the year then ended.

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period, the operations and financial performance of the Company may be adversely effected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

NOTE 8 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statements were available to be issued, and no events have been identified which require disclosure.

NOTE 9: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2019, the Company adopted the new FASB accounting standard ASC 842, Leases, which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are : 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease of Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

The Company shares office space with an affiliate under an expense sharing agreement which is renewed annually. This is not subject to ASC 842 due to the short-term lease exemption. The adoption of ASC 842 has no effect on the Company's financial statements for the year ended November 30, 2020.